Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

April 8, 2016

VIA EDGAR Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed March 24, 2016 File No. 333-206626

Dear Ms. Hayes:

This letter responds on behalf of the Company to your comment letter dated April 6, 2016, with respect to the above-referenced filing. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Prospectus Summary, page 1

1.	Please include in this section a discussion regarding the implications of being an emerging growth company. In this regard, please briefly discuss the various exemptions that are available to you, and state that you have elected to use the extended transition period under Section 107(b) of the JOBS Act (including a statement that this election is irrevocable). Please also include risk factor disclosure regarding your status.

RESPONSE: We have revised the filing through the submission of Post-Effective Amendment No. 3 concurrent with this response letter (the “Amendment”). On page 3 of the prospectus contained in the Amendment, we have added disclosure relating to the Company’s status as an emerging growth company, including a statement that the phase-in election for new and revised financial accounting standards is irrevocable. In addition, we have added a risk factor relating to the Company’s status as an emerging growth company on page 14 of the prospectus contained in the Amendment.

Ms. Suzanne Hayes Page 2 April 8, 2016

Description of the Redeemable Preferred Stock, page 35

2.	Please include in this section, and elsewhere as appropriate, a discussion of the proposed amendments to your certificate of designation governing the Redeemable Preferred Stock as described in your proxy statement filed with the SEC on April 4, 2016.

RESPONSE: In the prospectus contained in the Amendment, we have added disclosure summarizing the proposed amendments in two principal spots—page 8 (Summary) and page 38 (Description of the Redeemable Preferred Stock). In addition, we have added references to the proposed amendments and cross-references to the summary disclosure (page 8) in places we believe are appropriate. For example, please see pages iv, v, 5, 6, 36 and 38 of the prospectus contained in the Amendment.

Incorporation of Certain Documents by Reference, page 50

3.	Please revise this section to refer to your filed definitive proxy statement rather than your preliminary proxy statement.

RESPONSE: We have revised this section consistent with your request.

*  *  *  *  *  *  *

The Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to me by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Sincerely,

/s/ Paul D. Chestovich
Paul D. Chestovich

cc:	Jon Sabes

Bill Acheson

Jon Gangelhoff